Exhibit 3.2

                   Amendments to the Amended & Restated Bylaws
                      of Span-America Medical Systems, Inc.
                 Adopted by resolution of the Board of Directors
                                 March 13, 2003

Section 2.2 of the Bylaws is hereby deleted and replaced in its entirety with the following new Section 2.2:

                            Section 2.2     Special Meetings.

                            Special meetings of the shareholders, for any purpose or purposes, described in the meeting notice (which may be limited to one or more specific purposes), may be called by the president or the board of directors. Only such business shall be conducted at a special shareholder meeting as shall have been brought before such meeting pursuant to the corporation's notice of meeting given in accordance with ss. 2.4.

Section 2.5 of the Bylaws is hereby amended by deleting paragraph (b) thereof and relettering paragraphs (c), (d) and (e) accordingly.